MATURITY EXTENSION RIDER

This Rider is made a part of the contract on the date specified on the CONTRACT SUMMARY.

BENEFIT- Upon the Insured's attaining age 94 and at any time in the twelve calendar months thereafter, you may request this coverage be extended beyond the Maturity Date shown on the CONTRACT SUMMARY. Upon receipt of such request, in writing, at our Office we will continue this contract in force after the Maturity Date until the death of the Insured.

The Death Benefit on the Maturity Date shown on the CONTRACT SUMMARY will be the Cash Value less any Loan Account value and less any Deduction Amounts due but not paid. On the Maturity Date shown on the CONTRACT SUMMARY, any past due monthly Deduction Amount must be paid in order for this Rider to become effective. The Death Benefit after the Maturity Date will be based on the investment experience of the Sub-Accounts selected. All other provisions of the contract relating to the payment of the Death Benefit apply to the Death Benefit as described in this Rider. THE DEATH BENEFIT IS VARIABLE AND NOT GUARANTEED.

After the Maturity Date shown on the CONTRACT SUMMARY, periodic Deduction Amounts will no longer be charged against the Cash Value and additional premiums will not be accepted.

TAXATION- It is our intent that this contract and this Rider be considered life insurance for tax purposes. The Death Benefit designed to comply with Section 7702 of the Internal Revenue Code of 1986, as amended, or any other equivalent section of the Code.

The Travelers does not give tax advice. No language in this Rider should be construed to mean that the Death Benefit and Cash Value will be exempt from any future tax liability. The tax results of any benefits received under this Rider depend upon interpretation of the Internal Revenue Code. You should consult your personal tax advisor prior to the exercise of this option to assess any potential tax liability.

TERMINATION - Upon Termination of this Rider, the Death Benefit will be paid as stated in the contract. This Rider will terminate, except as provided in the Continuation of Insurance provision of the contract and/or the Lapse Protection Guarantee Rider, if applicable, on the earliest of:

     1.   death of the Insured; or

     2. the date the Cash Surrender Value would not be enough to pay any charges due for the contract prior to the Maturity Date.

                         THE TRAVELERS INSURANCE COMPANY

                                    Chairman